                       BLACKWELL SANDERS PEPER MARTIN LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64121-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com

Greg S. Steinberg                                     DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8387                   E-MAIL: gsteinberg@blackwellsanders.com

                                 August 26, 2005

VIA EDGAR TRANSMISSION

Ms. Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

     Re:  Collins Industries, Inc. - Form 8-K, filed August 9, 2005 (File No.
          0-32369)

Dear Ms. Singleton:

     As I indicated in my letter dated August 19, 2005, I am writing to provide you with supplemental information regarding actions taken by the audit committee of Collins Industries, Inc. (the "company") and the board of directors of the company subsequent to the filing of the August 19th letter. The audit committee of the company met on August 22, 2005, and recommended to the board of directors of the company on August 23, 2005, additional steps to be taken and procedures to be implemented to address each material weakness discussed in the August 19th letter. This letter is being filed with the Securities and Exchange Commission today.

     As with the August 19th letter, we are providing a copy of this letter to
Timothy P. Davis, Trial Counsel for the Commission in the Ft. Worth, Texas
office.

     In addition to the steps and procedures previously identified in the August
19th letter and in company filings, the following additional information has been reported to me by the company and is being provided regarding each material weakness in internal controls cited by the company's former independent auditors:

Control Environment

 •   In June 2005, the company implemented an employee reporting system called "My Safe Workplace" which allows employees to report any issues
     (including financial and accounting issues) on an anonymous basis to a third party provider. All reports are initially reviewed by the Vice
     President of Human Resources of the company and the Vice President -
     Finance and Chief Financial Officer of the company. The chairman of

Ms. Beverly A. Singleton
August 26, 2005

     the audit committee and certain other executives have unlimited access to all reports as well as all investigation notes and responses. My Safe
     Workplace is administered by an independent third party. Unless the employee expressly consents, neither the management nor the board of directors nor any other employee of the Company may know the identity of the employee filing the complaint/report.

 •   Information regarding My Safe Workplace has been placed on each bulletin board in the employee break rooms and has been placed on bulletin boards in various other work areas. Wallet cards have been given to all current (and new) employees, along with a letter from the Vice President of Human
     Resources of the company explaining the existence of this service. There has been an article written for inclusion in the next quarterly company publication, however, a timetable for the publication and distribution has not been finalized. In addition, the "Chairman's Corner" section of the company's employee newsletter will mention the company's My Safe Workplace hotline and website information. The next company employee newsletter is scheduled to be delivered to all employees of the company in the fourth quarter of the current fiscal year.

 •   The company's Code of Conduct is posted on the company's website and on company bulletin boards and is published annually in the company newsletter.

 •   The employees in the company's Kansas facility responsible for not recording a liability on a timely basis for work performed by a contractor have either retired or been reassigned and, following the investigation, reprimanded.

 •   Either prior to or following the investigation, all employees responsible for issues associated with the company's documentation to the Ohio
     Environmental Protection Agency have either resigned or their employment has been terminated. The company has contracted with iSi (Integrated
     Solutions, Inc.), to help oversee the company's and its subsidiaries' total
     Environmental Protection Agency ("EPA") and Occupational Safety and Health
     Administration ("OSHA") programs. The company is currently conducting initial facility assessments, evaluating and re-writing all of its EPA/OSHA compliance materials and conducting semi-annual onsite inspections of all facilities to identify and immediately correct any noted non-compliance issues.

 •   The President and Vice President - Finance and Chief Financial Officer of
     the company are to discuss at the annual President's Meeting the importance and seriousness of timely, accurate and complete financial reporting with the Vice President - Finance and Chief Financial Officer, Chief Operating
     Officer and Vice President of Marketing, each of whom report directly to the President, and each of their direct reports. The President and

Ms. Beverly A. Singleton
August 26, 2005

     Vice President - Finance and Chief Financial Officer of the company are to also meet quarterly with the subsidiary presidents and subsidiary controllers to formally review the financial statements. The subsidiary presidents and the subsidiary controllers should, on a quarterly basis, certify in writing the financial statements for their operations.

Workers' Compensation

     The steps taken and procedures implemented in response to the workers'
compensation material weakness have been previously identified in the August
19th letter and in company filings. No additional steps or procedures were adopted by the audit committee or board of directors pursuant to their meetings held on August 22nd and August 23rd, respectively. Management, the audit committee and the board of directors remain committed to ensuring that the workers' compensation material weakness has been, and will continue to be, corrected.

     If you have any questions regarding any of the responses, please feel free to call me at 816-983-8387.

                                       Very truly yours,

                                       BLACKWELL SANDERS PEPER MARTIN LLP

                                       By:    /s/ Gregory S. Steinberg
                                          --------------------------------------
                                              Gregory S. Steinberg

cc:  Timothy P. Davis, Securities and Exchange Commission
     Donald Lynn Collins
     William R. Patterson
     James C. Tilden